Exhibit 99.3
RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
Nasdaq Trading Symbol: GOLD
DETERMINED EFFORT DELIVERS STEADY PERFORMANCE GAINS
London, 5 May 2011 - Despite the political crisis in Côte d’Ivoire and the underground re-engineering of its flagship Loulo complex, Randgold Resources (Randgold) again posted substantial profit and production gains for the first quarter of 2011.
Profit of US$45.9 million was up 43% quarter on quarter and 92% on the corresponding quarter of 2010 while gold production of 139 403 ounces showed a 6% increase on the previous quarter and was 24% higher than the corresponding 2010 quarter. In the light of 2010’s good financial results, the board had recommended an increased dividend of 20 US cents per share (2009: 17c) and its proposal was endorsed by shareholders at the annual general meeting earlier this week.
Chief executive Mark Bristow said in an all-round solid first quarter performance, the star of the show had been the recently commissioned Tongon mine, which had excelled in all respects in very difficult circumstances.
“Throughout the disruption caused by the post-election turmoil in Côte d’Ivoire — now fortunately settled — Tongon continued to operate to plan, producing 54 968 ounces at a total cash cost of US$411/oz for the quarter. Gold production was nearly double that of the previous quarter, when the mine was commissioned: ore mined was above plan and mill throughput was ramped up from 169 000 tonnes in January to 278 000 tonnes in March. The plan for the second quarter is to continue feeding the mills with oxide material and manage the ramp up along with the transition to sulphide ore feed and the completion of the hard rock crusher circuit scheduled for the end of the second quarter,” Bristow said.
“As expected, Tongon has had an immediate positive impact on our group production and cost profile, and this will continue as the operation ramps up to its design capacity.”
Bristow said after a few tough quarters, when it had to contend with problems arising from the Yalea underground development and the plant expansion, the Loulo complex was making good progress. As noted at the end of last year, the Q1 focus would be on remodelling the Yalea development and refining the operating plans, as well as taking remedial actions where necessary, which would result in lower feed grades. As a consequence, production was down at 62 149 ounces (previous quarter: 80 332 ounces). The focus is now shifting to building up ore production to the planned production rate of plus 100 000 tonnes per month from Yalea by the middle of this year. In the meantime, Gara, the second underground mine at Loulo, has intersected the first development ore and plans to ramp up its production through the year to coincide with the completion of mining in the Gara pit.
In any event, said Bristow, Loulo would effectively be transformed into a megamine when the nearby Gounkoto mine starts delivering ore to its plant which is scheduled for the middle of the year. Mining is already underway at Gounkoto, a single open pit operation based on a 2.8 million ounce in-pit reserve, with significant upside potential.
Production at the Morila joint venture, now a dump treatment operation, was slightly ahead of plan at 55 716 ounces. Considering the high gold price, options for prolonging its life are again being investigated and a feasibility study is underway on the retreatment of the tailings dam. Meanwhile, work continues on the development of an agribusiness to help support the local community when Morila eventually closes down.
In the Democratic Republic of Congo (DRC), predevelopment work on the Kibali joint venture is on track and the start of mine construction is still targeted for the middle of this year. With probable mineral reserves already in excess of 10 million ounces — and the geologists still actively hunting for more — Kibali will be one of the largest gold mines in Africa when it goes into full production, currently targeted for 2014.
In addition to its substantial operational and development activities, Randgold is maintaining a strong focus on the exploration drive that has historically powered its growth. It has recently concluded a joint venture at Nimissila, in the south of Mali near Morila, which includes three contiguous permits. Randgold has also been awarded the Dinfola permit adjacent to the Nimissila tenements, which brings its total holdings in the Bougouni belt to more than 800 km 2.
“This represents a significant new greenfields footprint for us in southern Mali, expanding an operational and influence sphere which already covers the high-potential gold districts of western Mali, eastern Senegal and northern Côte d’Ivoire in West Africa as well as the equally prospective north eastern DRC in Central Africa,” Bristow said.
RANDGOLD RESOURCES ENQUIRIES:

Chief Executive	Financial Director	Investor & Media Relations
Mark Bristow	Graham Shuttleworth	Kathy du Plessis
+44 788 071 1386	+44 1534 735 333	+44 20 7557 7738
+44 779 775 2288	+44 779 771 1338	Email: randgoldresources@dpapr.com
Website: www.randgoldresources.com
REPORT FOR THE FIRST QUARTER ENDED 31 MARCH 2011
KEY PERFORMANCE INDICATORS
•	Profits up 43% quarter on quarter and 92% on corresponding 2010 quarter

•	Production up 6% quarter on quarter and 24% on the corresponding 2010 quarter

•	Gounkoto project development on track and ore stockpiling commenced

•	Tongon mine gold production increases 95% quarter on quarter and decreases unit costs

•	Loulo delivers on new plan and intersects first ore at Gara underground mine

•	New greenfields exploration footprint in southern Mali

•	Attributable reserves and resources increase by 5%

•	Kibali predevelopment paves way for construction start up

•	Increased dividend approved by shareholders
Randgold Resources Limited (Randgold) had 91.1 million shares in issue as at 31 March 2011
SUMMARISED FINANCIAL INFORMATION

	Quarter	Quarter	Quarter	12 months
	ended	ended	ended	ended
	31 Mar	31 Dec	31 Mar	31 Dec
US$000	2011	2010	2010	2010
Gold sales*	186 511	144 851	123 103	487 669
Total cash costs*	101 390	83 407	69 529	289 043
Profit from mining activity*	85 121	61 444	53 574	198 626
Exploration and corporate expenditure	10 286	12 337	12 854	47 178
Profit for the period	45 942	32 213	23 894	120 631
Profit attributable to equity shareholders	41 494	26 802	18 749	103 501
Net cash generated from operations	84 849	762	18 733	107 789
Cash and cash equivalents	352 264	366 415	506 823	366 415
Gold on hand at period end#	47 824	40 858	5 691	40 858
Group production§ (ounces)	139 403	132 099	112 663	440 107
Group sales§ (ounces)	136 267	108 856	110 842	413 262
Group total cash costs per ounce*+ (US$)	744	766	627	699
Group cash operating costs per ounce*+ (US$)	677	692	562	632
Basic earnings per share (US$)	0.46	0.29	0.21	1.14

*	Refer to explanation of non-GAAP measures provided, including the changes in the basis of the measurement of costs per ounce.

+	Randgold consolidates 100% of Loulo and Tongon and 40% of Morila.

#	Gold on hand represents gold in doré at the mines multiplied by the prevailing spot gold price at the end of the period.
COMMENTS
Gold sales revenue increased by 29% from the previous quarter largely due to a 25% increase in ounces sold, mainly as a result of increased sales from Tongon. The average gold price received also increased by 3% quarter on quarter to US$1 369/oz, reflecting the group’s fully unhedged position, following the delivery of the final ounces of the Loulo hedge programme during the last quarter of 2010. Gold sales increased by 52% compared to the corresponding quarter in 2010, principally due to the average gold price received of US$1 369/oz in the current quarter being 23% higher than the same quarter in 2010, and a 23% increase in ounces sold. Gold sales would have increased by a further 31% (based on a gold price of US$1 439/oz at period end) had 31 646 ounces at Tongon not remained unsold at quarter end, due to the disruptions experienced in Côte d’Ivoire following the disputed presidential elections, as previously highlighted. Subsequent to quarter end, there has been a marked improvement in the political situation in Côte d’Ivoire, the administration of the country is returning to normal and gold shipments have resumed.
Total cash costs for the group were 22% higher than the previous quarter and up 46% from the corresponding quarter in 2010. The increase quarter on quarter reflect the increase in production at Tongon as well as increased stockpile adjustments at Loulo. Costs relating to ore stockpiled were deferred during the previous quarter at Loulo, while ore was utilised from the stockpile during the current quarter, in line with the mine plans. Similarly, the increase compared to the corresponding quarter in 2010 was also as a result of the start of mining at Tongon and the stockpile adjustments as well as general inflation in production costs.
Profit from mining increased by 39% to US$85.1 million in the current quarter from US$61.4 million in the previous quarter, and increased by 59% when compared to the corresponding quarter in 2010, mainly attributable to the explanations given above.
Depreciation and amortisation of US$21.4 million increased by US$18.9 million from the previous quarter, mainly as a result of an increase in depreciation at Tongon with the build up of production, as well as year end adjustments in the prior quarter, which resulted in unusually low charges for that quarter. Traditionally, adjustments are made to the depreciation charge at the end of each year to bring it in line with the group’s tonnes milled basis, as opposed to the straight line Life of Mine (LOM) basis used by the operating subsidiaries. The depreciation charge in the previous quarter was therefore very low given the adjustments that were made at year end, which reflected a lower tonnes milled during the year.
Exploration and corporate expenditure of US$10.3 million was 16% lower than the previous quarter’s US$12.3 million, mainly due to the recharge of the relevant share-based payment charges to the operations, reflected in other mining and processing costs, where this was previously shown in corporate expenditure. During the quarter, the group also made new long term awards to management below executive level in accordance with the rules of the approved restricted share scheme.
Other income of US$2.2 million includes operational exchange gains and compares to operational exchange losses of US$7.4 million included in other expenses in the previous quarter. This is due to the settling of invoices in currencies other than the US Dollar, as well as the translation of balances denominated in currencies such as South African Rand, Canadian Dollar and Euro to the closing US Dollar rate. Other income of US$7.6 million in the previous quarter included a gain on the sale of shares held in Volta Resources Inc., while no shares were sold in the current quarter.
Income tax for the quarter of US$8.6 million decreased by 36% as a result of deferred tax adjustments that were made during the last quarter of 2010. These adjustments are made once a year at year end and relate to the deprecation adjustments described above.
Profit for the quarter of US$45.9 million increased by 43% from US$32.2 million in the previous quarter and by 92% from the corresponding quarter in 2010. Similarly, basic earnings per share increased to 46 US cents, a 59% increase on the prior quarter and 119% on the corresponding quarter of 2010. Had the unsold gold at Tongon been sold at the quarter end, the group profits would have increased by a further US$31.2 million to US$77.1 million and EPS by 30 cents to 76 US cents*, an increase of 162% quarter on quarter as discussed above.

* Adjusted earnings per share have been calculated by adding the gold in doré at Tongon multiplied by the prevailing spot gold price at period end, net of inventory costs.
OPERATIONS
LOULO
During the quarter, Loulo produced 62 149 ounces of gold at a total cash cost of US$959/oz, compared to 80 332 ounces in the previous quarter at US$799/oz. The decrease in production was mainly attributable to lower grades, in line with the mine plan, partially offset by an increase in throughput but at a lower recovery rate. Total cash costs per ounce increased by 20% quarter on quarter, as a result of the lower grade, higher fuel prices on the back of the international increase in the crude oil price during the quarter, increase in reagent prices and higher royalties. The average gold price received during the quarter was US$1 366/oz, a 4% increase on the previous quarter (Q4 2010: US$1 314/oz). Decreased production resulted in a decrease in profits from mining of 33% to US$27.5 million (Q4 2010: US$41.0 million).
Tonnes milled increased during the quarter. However, this was offset by lower recovery, partially as a result of scats rejects (ore fractions rejected from the mill due to the ore hardness) as well as the lower grade ore milled. The scats are being stockpiled (without any inventory cost) and will likely be processed later in the Life of Mine, but are not included in resources. The introduction of the additional mill at Loulo, scheduled to be completed in the fourth quarter, is planned to eliminate the scats rejects.
During the quarter, seven Lost Time Injuries (LTIs) were recorded. The Lost Time Injury Frequency Rate (LTIFR) was 4.68% compared to 2.92% recorded in 2010 at the same period. Management has intensified its focus on safety and increased awareness across the operations as part of the process of seeking OHSAS 18001 accreditation.

	Quarter	Quarter	Quarter	12 months
	ended	ended	ended	ended
	31 Mar	31 Dec	31 Mar	31 Dec
LOULO: RESULTS	2011	2010	2010	2010
Mining
Tonnes mined (000)	5 394	8 600	10 380	38 932
Ore tonnes mined (000)	475	1 137	1 193	4 597

Milling
Tonnes processed (000)	891	829	794	3 158
Head grade milled (g/t)	2.5	3.3	3.7	3.4
Recovery (%)	86.8	90.7	93.1	92.5
Ounces produced	62 149	80 332	87 625	316 539
Ounces sold	67 684	79 755	86 430	313 122
Average price received+ (US$/oz)	1 366	1 314	1 110	1 162
Cash operating costs* (US$/oz)	879	725	575	647
Total cash costs* (US$/oz)	959	799	640	712
Gold on hand at period end# (US$000)	2 285	7 818	4 006	7 818

Profit from mining activity* (US$000)	27 526	41 054	40 660	140 717

Gold sales* (US$000)	92 439	104 799	95 937	363 717

Randgold owns 80% of Loulo with the State of Mali owning 20%. The State’s share is not a free carried interest. Randgold has funded the State portion of the investment in Loulo by way of shareholder loans and therefore controls 100% of the cash flows from Loulo until the shareholder loans are repaid.
Randgold consolidates 100% of Loulo and shows the non-controlling interest separately.

+	Includes the impact of 8 496 ounces delivered at US$499/oz in the quarter ended 31 December 2010, for the quarter ended 31 March 2010 there were no hedge positions scheduled. There is no impact of hedge positions on the group during the current quarter as the group is now fully exposed to the spot gold price on all gold sales following the completion of the Loulo hedge programme in the previous quarter.

*	Refer to explanation of non-GAAP measures provided, including the change in the basis of the measurement of costs per ounce.

#	Gold on hand represents gold in doré at the mines multiplied by the prevailing spot gold price at the end of the period.
Yalea underground mine
During the quarter, a total of 1 869 metres of development was completed and 91 588 tonnes of ore at a grade of 3.96g/t was hauled to surface. Total development for the project to date is now 17 153 metres.

The Yalea declines have now advanced to a distance of 2 059 metres from surface and a vertical depth of 339 metres. Overall development has shown a steady increase during the quarter. The CV4 and 113 Level Crusher 1 was successfully commissioned. The Yalea pit decline advanced 161 metres during the quarter.
As highlighted in the previous quarterly report, the focus during the current quarter was on remedial actions and remodelling. The stoping plan has been hampered by adverse geotechnical conditions which required a review of the mining method in order to provide a steady and safe stoping plan. Limited stoping was possible towards the end of the quarter on the 013 Level North stope based on rock mechanic engineering recommendations. The new stope design was signed off for the succession block and a steady build up for stoping is planned in the second quarter.
Gara underground mine development
During this quarter a total of 1 196 metres development was completed. The Gara declines have now advanced to a distance of 896 metres and a vertical depth of 170 metres.
Overall development is showing a steady monthly increase. Cover hole drilling is in place to identify structures ahead, including water intersections. Similarly, development rates have been increasing in the main declines in spite of water intersections. Looking ahead to the second quarter, the focus will be on ore development and advancing declines, having recently intersected first development ore.
Loulo mineral reserve update

During the quarter, the group released its annual mineral reserve and mineral resource declaration and the relevant extract relating to the Loulo mineral reserve at the end of 2010, with a comparison to figures at the end of 2009, is tabulated below:
LOULO: MINERAL RESERVES at 31 December 2010*

							Attribu-
							table
	Tonnes	Tonnes	Grade	Grade	Gold	Gold	gold
	(Mt)	(Mt)	(g/t)	(g/t)	(Moz)	(Moz)	(80%)
Category	2010	2009	2010	2009	2010	2009	(Moz)
Proven	4.54	5.55	2.98	3.48	0.43	0.62	0.35

Probable	40.89	43.91	4.63	4.54	6.09	6.41	4.87

Total	45.43	49.45	4.47	4.42	6.52	7.03	5.22

*	Excludes Gounkoto which is reported separately.
MORILA
During the quarter Morila produced 55 716 ounces of gold, a small decrease over the previous quarter (Q4 2010: 59 102 ounces) and slightly ahead of the mine’s plan. Profit from mining of US$34.0 million decreased from the previous quarter of US$40.1 million, mainly as a result of lower ounces sold, offset by the average gold price received of US$1 393/oz which increased slightly by 1% on the previous quarter (Q4 2010: US$1 374/oz).
Total cash costs per ounce of US$783/oz increased by 9% over the previous quarter’s US$717/oz, mainly due to a higher fuel price, engineering stores replacements and stockpile adjustments. Total cash costs were also positively impacted by the outsourced small scale mining operation which targeted 25 000 tonnes of ore at 3.3g/t in the Pit4S project area of the pit. This project was completed in February 2011.
No LTIs were recorded during the past quarter, compared to one LTI recorded in Q4 2010.
During the quarter, the ISO 14001 environmental accreditation was maintained and evidence of continuous improvement was noted from departments and contractors. Similarly, the OHSAS 18001 (version 2007) initial safety certification audit was successfully completed. Rehabilitation activities on the Waste Rock Stockpile (WRS) are in progress: six hectares were rehabilitated as planned.

MORILA: RESULTS

	Quarter	Quarter	Quarter	12 months
	ended	ended	ended	ended
	31 Mar	31 Dec	31 Mar	31 Dec
	2011	2010	2010	2010
Mining
Tonnes mined (000)	16	16	—	16
Ore tonnes mined (000)	16	13	—	13

Milling
Tonnes processed (000)	1 114	1 156	980	4 354
Head grade milled (g/t)	1.7	1.8	2.2	1.9
Recovery (%)	89.4	90.5	91.0	90.7
Ounces produced	55 716	59 102	62 594	238 607
Ounces sold	55 716	61 008	61 030	238 607
Average price received (US$/oz)	1 393	1 374	1 113	1 230
Cash operating costs* (US$/oz)	699	635	517	595
Total cash costs* (US$/oz)	783	717	584	669

Profit from mining activity* (US$000)	34 000	40 053	32 288	133 855

Stockpile adjustment+ (US$/oz)	283	231	199	246

Attributable (40% proportionately consolidated)
Gold sales (US$000)	31 050	33 524	27 166	117 427

Ounces produced	22 286	23 641	25 038	95 443

Ounces sold	22 286	24 403	24 412	95 443

Gold on hand at period end# (US$000)	—	—	1 686	—

Profit from mining activity* (US$000)	13 600	16 021	12 914	53 542

*	Refer to explanation of non-GAAP measures provided, including the change in the basis of the measurement of costs per ounce.

+	The stockpile adjustment per ounce reflects the charge expensed/(credit deferred) in respect of stockpile movements during the period divided by the number of ounces sold. The total cash cost per ounce includes non-cash stockpile adjustments.

#	Gold on hand represents gold in doré at the mines multiplied by the prevailing spot gold price at the end of the period.
The company completed a scoping study on the retreatment of the existing tailings storage facility, and the board has approved the preparation of a feasibility study on this project. Work is ongoing and the study’s completion is anticipated before year end.
Work is also continuing on the agribusiness feasibility study, including the implementation of pilot projects (poultry, animal husbandry, honey harvesting and fish breeding).
The microfinance project (Camide) continued with its work and 24 projects have now been financed in various domains including trade, animal husbandry and forestry.
Morila mineral reserve update
The mineral reserve base for Morila at the end of 2010, with a comparison to figures at the end of 2009, is tabulated below:
MORILA: MINERAL RESERVES at 31 December 2010

							Attribu-
							table
	Tonnes	Tonnes	Grade	Grade	Gold	Gold	gold
	(Mt)	(Mt)	(g/t)	(g/t)	(Moz)	(Moz)	(40%)
Category	2010	2009	2010	2009	2010	2009	(Moz)

Proven	5.86	9.85	1.68	1.74	0.32	0.55	0.13
Probable	6.69	6.91	1.14	1.14	0.24	0.25	0.10

Total	12.55	16.76	1.39	1.49	0.56	0.80	0.22

TONGON
During the quarter a total of 4 709k tonnes was mined, inclusive of 946k tonnes of ore at a grade of 2.55g/t. Milled throughput was 701k tonnes at a grade of 2.62g/t. The plant performance was in line with plan in the treatment of oxide ore with recoveries of 93.2%, producing 54 968 ounces. The total cash cost per ounce for the quarter was US$411/oz, a decrease of 10% on the prior quarter. Overall, 46 296 ounces were sold for the quarter, part of which were ounces that remained unsold at the 2010 year end. However, 31 646 ounces of gold to the value of US$45.5 million remained unsold at Tongon at the end of the first quarter. Gold despatches were made during the first two months of the quarter, however, the deteriorating political situation in Côte d’Ivoire in March required a curtailment of shipments during the month. Notwithstanding this situation and the effect that the political impasse had on the logistic supply chain and movement of key operational, construction and contractor personnel, the mine continued to operate and produce gold as per plan. Subsequent to quarter end, there has been a marked improvement in the political situation in Côte d’Ivoire, the administration of the country is returning to normal and gold shipments have resumed.
Mining production improved by 45% from the fourth quarter of 2010 to the first quarter of 2011. Total material mined during the first quarter was 2 764kbcm, being 21% above forecasted volumes. Ore mined was 11% above plan at 946kt, at a grade of 2.55g/t.
The mining plan for the second quarter of 2011 is to continue to mine oxide ore after April 2011 as part of the strategy to supply the mills with sufficient oxide material during the construction of the hard rock crusher circuit, scheduled to be completed at the end of the second quarter.
Mill throughput was ramped up successfully from 169kt in January to 278kt in March 2011, with the second milling stream being utilised towards the end of the quarter. Plant recovery was 93.2% for the quarter, 3% higher than budgeted recovery of 90.3%. The higher recovery was attributable to optimised reagent dosage to the CIL circuit, based on the simple nature of the oxide material feed.
The mine continued to focus on the safety and health of the workforce as well as the environment. Despite there being no LTIs in the first quarter, the mine incurred one fatality during the month of January, when a contractor’s pit dewatering sump operator slipped unnoticed into a dewatering sump and drowned. A full scale investigation was conducted from which many standard operating procedures were reviewed, revised and enforced in the field.
The mine is working towards both OHSAS 18001 safety management accreditation and ISO 14001 environmental management certification.
TONGON: RESULTS

	Quarter	Quarter	12 months
	ended	ended	ended
	31 Mar	31 Dec	31 Dec
	2011	2010	2010

Mining
Tonnes mined (000)	4 709	3 143	7 520
Ore tonnes mined (000)	946	415	898

Milling
Tonnes processed (000)	701	355	355
Head grade milled (g/t)	2.6	2.7	2.7
Recovery (%)	93.2	92.2	92.2
Ounces produced	54 968	28 126	28 126
Ounces sold	46 296	4 698	4 698
Average price received (US$/oz)	1 361	1 389	1 389
Cash operating costs* (US$/oz)	370	418	418
Total cash costs* (US$/oz)	411	459	459

Gold on hand at period end# (US$000)	45 539	33 039	33 039

Profit from mining activity* (US$000)	43 995	4 369	4 369

Gold sales* (US$000)	63 023	6 527	6 527

Randgold owns 89% of Tongon with the State of Côte d’Ivoire and outside shareholders owning 10% and 1% respectively. The outside shareholders’ and State’s share is not a free carried interest. Randgold has funded all the investments in Tongon by way of shareholder loans and therefore controls 100% of the cash flows from Tongon until the shareholder loans are repaid. Randgold consolidates 100% of Tongon and shows the non-controlling interest separately.

*	Refer to explanation of non-GAAP measures provided, including the change in the basis of the measurement of costs per ounce.

#	Gold on hand represents gold in doré at the mines multiplied by the prevailing spot gold price at the end of the period.
Tongon mineral reserve update
The mineral reserve base for Tongon at the end of 2010, with a comparison to figures at the end of 2009, is tabulated below:

TONGON: MINERAL RESERVES at 31 December 2010

							Attribu-
							table
	Tonnes	Tonnes	Grade	Grade	Gold	Gold	gold
	(Mt)	(Mt)	(g/t)	(g/t)	(Moz)	(Moz)	(89%)
Category	2010	2009	2010	2009	2010	2009	(Moz)

Proven	0.42	—	1.93	—	0.03	—	0.02
Probable	36.69	38.02	2.47	2.63	2.91	3.22	2.59

Total	37.11	38.02	2.46	2.63	2.94	3.22	2.62

PROJECTS AND EVALUATION
GOUNKOTO
Following the successful completion of the feasibility study in the fourth quarter of 2010, work at Gounkoto ramped up significantly during the current quarter, and the project remains on track for first ore delivery to the Loulo plant by mid-year.
Open pit mining operations commenced at Gounkoto on 19 January 2011. Initial operations were scheduled for day shift only, but moved to a full 3-shift roster system on 14 February 2011. The Gounkoto fleet mobilisation schedule is on course, with the full complement expected on site by the end of September 2011. Various dewatering measures have been put in place to avoid the pit flooding during the rainy season. Three civil contractors are currently working on the haul road to ensure this is completed before the rainy season commences in the third quarter.
Following final sign-off from the various regional and national government officials, the Faraba village was relocated to the newly constructed village on 10 April 2011. The first blast in Gounkoto pit took place a week later on 16 April 2011.
Sandvik Materials Handling (SMH) has been contracted to provide the design, engineering as well as procurement of all equipment for the establishment of the Gounkoto crushing plant. The plant will consist of a two stage crushing circuit utilising a jaw crusher coupled with a cone crusher to produce a minus 120mm product at a throughput rate of 650tph, for storage on a crushed ore stockpile, ahead of haulage to Loulo mine for processing. The design from SMH is nearing completion with the fabrication of the majority of the structural steel in progress and the purchase orders for all long lead items completed. In addition to SMH, Time Mining has been contracted to oversee all construction activities on site from April. Interim measures are being put in place to ensure that ore can be trucked to Loulo by mid year, including a mobile crushing facility.
The upgrade to the Loulo plant, in particular the addition of a primary ball mill, is also continuing, with ex works delivery of the mill expected in August this year and the overall project remaining on track for completion in the fourth quarter of this year.
Work has continued on the updated underground scoping study with additional drilling completed, as highlighted in the exploration section of this report.
GOUNKOTO: RESULTS

	Quarter	Quarter	12 months
	ended	ended	ended
	31 Mar	31 Dec	31 Dec
	2011	2010	2010

Mining
Tonnes mined (000)	2 378	—	—
Ore tonnes mined (000)	63	—	—

Gounkoto mineral reserve update
The mineral reserve based on open pit mineral reserves for Gounkoto at the end of 2010, with a comparison to figures at the end of 2009, is tabulated below:
GOUNKOTO: MINERAL RESERVES at 31 December 2010

							Attribu-
							table
	Tonnes	Tonnes	Grade	Grade	Gold	Gold	gold
	(Mt)	(Mt)	(g/t)	(g/t)	(Moz)	(Moz)	(80%)
Category	2010	2009	2010	2009	2010	2009	(Moz)

Proven	—	—	—	—	—	—	—
Probable	17.11	7.47	5.10	6.83	2.80	1.64	2.24

Total	17.11	7.47	5.10	6.83	2.80	1.64	2.24

KIBALI
The Kibali project made good progress during the quarter, in line with the development schedule. Construction of houses and schools in the Kokiza resettlement village started during February 2011. In addition, the Roman Catholic Church complex has been fully specified and put out to tender with construction planned to start at the end of the second quarter 2011.
A prefeasibility study has been completed for the planned Nzoro 2 hydroelectrical complex and further designs are currently underway to increase power generation from the station to 30MW over the high river flow periods of the year.
Mining optimisation is being conducted on the current underground design, which includes optimising the ore handling via an integrated twin decline and vertical shaft system, together with a stoping schedule that targets the higher tonnage 5 000 lode over and above the deeper higher grade 9 000 lode.
Shaft feasibility design, by RSV Perth, is progressing with the completion of various trade-off studies including shaft location, shaft diameter size and guide systems.
Tenders for mining, engineering and construction have been prepared and issued to possible suppliers. Adjudication of tenders will take place during the second quarter and contract awards are expected to be completed in the third quarter of this year.
Kibali mineral reserve update
The mineral reserve base for Kibali at the end of 2010, with a comparison to figures at the end of 2009, is tabulated below:
KIBALI: MINERAL RESERVES at 31 December 2010

							Attribu-
							table
	Tonnes	Tonnes	Grade	Grade	Gold	Gold	gold
	(Mt)	(Mt)	(g/t)	(g/t)	(Moz)	(Moz)	(45%)
Category	2010	2009	2010	2009	2010	2009	(Moz)

Proven	—	—	—	—	—	—	—
Probable	74.32	63.80	4.21	4.48	10.05	9.19	4.52

Total	74.32	63.80	4.21	4.48	10.05	9.19	4.52

MASSAWA
A viable metallurgical route in terms of pressure oxidation (POX) has been identified. However, as previously noted, this is a high energy process and the project would benefit from lower power cost. Opportunities for securing hydroelectric power or cheaper power from the Senegal and Mali power utilities continue to be pursued.
Further non-refractory satellite resources are being targeted in an attempt to increase the critical mass of the project in addition to the current Massawa ore, as highlighted in the exploration section of this report.
An update to the geological model conducted during the fourth quarter of 2010, resulted in a change to the mineral resources and mineral reserves with the central zone now targeting larger tonnes and lower grade ore lodes.
Massawa mineral reserve update
The mineral reserve base for Massawa at the end of 2010, with a comparison to figures at the end of 2009, is tabulated below:
MASSAWA: MINERAL RESERVES at 31 December 2010

							Attribu-
							table
	Tonnes	Tonnes	Grade	Grade	Gold	Gold	gold
	(Mt)	(Mt)	(g/t)	(g/t)	(Moz)	(Moz)	(83%)
Category	2010	2009	2010	2009	2010	2009	(Moz)

Proven	—	—	—	—	—	—	—
Probable	17.42	10.51	3.36	4.62	1.88	1.56	1.57

Total	17.42	10.51	3.36	4.62	1.88	1.56	1.57

EXPLORATION ACTIVITIES
In the first quarter of 2011, as well as advancing all of our projects as per the strategic plan, we have secured a new exploration footprint in southern Mali following the signing of a joint venture agreement with a local business group. In addition, our generative teams have visited new frontiers across the African continent identifying opportunities in Archaean as well as Lower Proterozoic greenstone belts to provide future exploration ‘footprints’ and maintain Randgold’s growth through exploration success.
MALI
Gounkoto
During the quarter, 21 diamond drill holes for a total of 12 990 metres were drilled around Gounkoto. These included 11 holes as part of a deep drilling programme and 10 holes in and around the open pit final design, which were infilling areas of complexity and testing extensions, footwall potential and conceptual targets. Additionally, three holes were drilled to test zones of alteration, anomalous in gold, which were intersected in the regional sterilisation programme.
The deep drill holes were planned beneath the existing block model of the deposit and all but two of these holes have been completed at the time of reporting. The holes are testing the main zone of mineralisation down to a vertical depth of 750 metres; all the holes drilled have intersected the hydrothermal system however gold assay results have been weak, in general less than 1g/t. Drill holes have confirmed the high grades previously intersected in the two plunging shoots, one in the south of the deposit and the second below the ‘jog zone’. GKDH288 — 6.80 metres at 10.84g/t from 495.90 metres; and GKDH290 — 30.60 metres at 17.21g/t from 428.40 metres. Drilling is now concentrating on the definition of these high grade shoots to enable the updating of an underground economic study.
Three reconnaissance diamond drill holes were also completed, following up broad alteration zones and gold anomalism identified during the RC sterilisation programme. Gold assay results are pending.
Loulo satellites
At Loulo, the Yalea structure continues to be the focus for the majority of the exploration work and a full evaluation of the strike between the Loulo 1 and P125 targets is underway, a distance of 7 kilometres. During the quarter this has involved infill RC drilling to 80 vertical metres at a line spacing of 100 metres along the entire structure. Encouraging results were returned from:
•	The P125-Loulo 3 area: P125L3RC025 — 7 metres at 3.56g/t; P125L3RC030 — 5 metres at 10.72g/t; P125L3RC031 — 8 metres at 3.35g/t; P125L3RC035 — 2 metres at 43.41g/t; and P125L3RC038 — 6 metres at 3.64g/t.
•	To the south of Loulo 1: L1RC037 — 10 metres at 3.91g/t; L1RC051 — 4 metres at 3.77g/t; and L1RC051 — 5 metres at 4.48g/t.
•	In the Loulo 2 area: L2RC157 — 6 metres at 4.43g/t; and L2RC160 — 4 metres at 8.76g/t.
•	In addition, a reconnaissance phase of wide spaced diamond drill holes (~700 metres) was completed and confirms the continuity of structures to vertical depths of 180 metres, however, assay results were lower in grade than the shallower RC holes.
•	At Loulo 3, the deeper potential of the deposit was tested by 10 diamond drill holes at both 180 and 300 vertical metres below the surface. Once again these holes all intersected the structure. Results are still being received from the deeper holes of this programme. The first row of intersections at 180 vertical metres returned very encouraging gold intersection with good grades related to sulphide mineralisation in strongly veined and tourmaline altered sediments: L3DH32 — 7.10 metres at 9.89g/t from 270.40 metres; L3DH34 — 2 metres at 10.17g/t from 244 metres and 3 metres at 13.16g/t from 252 metres; L3DH37 — 12 metres at 4.63g/t from 185 metres; L3DH40 — 4 metres at 5.53g/t from 300 metres and L3DH43 — 12.65 metres at 4.34g/t.
As our knowledge of the Loulo permit has developed, the significance of these large, continuous regional structures has evolved to a point where they now form the central framework of our exploration programmes. Economic mineralisation is either hosted by these structures or locates immediately adjacent to them as seen at Gara, Yalea and Loulo 3. In the northern part of the permit the interpretations infer that the Gara and P129 structures are similar in scale and relevance to the Yalea structure but to date have not been clearly defined or fully evaluated. Shallow RC drilling (24 holes totalling 2 015 metres) was completed at PQ10S, testing a 650 metre strike length, the weighted average grade from this drilling was 2.08g/t.
Drilling was also completed at the P129QT target; geologically this target is similar to Gara: a folded quartz tourmaline unit. The weighted average width and grade from drilling a 300 metres strike length to 50 vertical metres is 4.2 metres at 2.84g/t.

Loulo underground exploration
A total of 25 holes for 3 478 metres were drilled during the quarter to investigate the plunge of the northerly ore shoot below the Yalea north pit and also to target the gaps within the model around the ‘purple patch’. The drilling confirmed the continuation of the plunge at depth and along strike as well as better defining the margins of the ‘purple patch’. Gold assay results include: YUDH136 — 4.50 metres at 12.78g/t; YUDH141 — 19.50 metres at 5.76g/t; YUDH157 — 15.45 metres at 5.79g/t; and YUDH158 — 9.30 metres at 15.92g/t.
Bambadji
At Bambadji, 15 reconnaissance diamond drill holes were completed to test and provide geological as well as structural data over five targets: Baqata, Gefa, Kolya, Kach and Mananord for a total depth of 3 443 metres. The results from this drilling have confirmed that large scale hydrothermal systems are present on the permit with similar structural, alteration and lithological features to those observed adjacent to the orebodies at Loulo and Gounkoto. Gold mineralisation was intersected in all holes drilled but was consistently low grade, less than 1g/t. However these results do not downgrade the prospectivity of the Bambadji permit.
The first quarter has also included the completion of 6 591 metres of RAB drilling on 12 lines located in the centre and southern parts of Bambadji permit. A number of weakly gold anomalous zones have been identified.
Following the completion of reconnaissance drilling programmes and the collection of large datasets we are now embarking on a reinterpretation and modelling exercise, not only incorporating the new data from Bambadji, but also from the Loulo permit, to reprioritise targets and design future exploration programmes.
Mali South
The company has secured a new exploration footprint in southern Mali following the signing of the Nimissila joint venture on a groundholding to the immediate south of Bougouni. It is associated with the intersection of a NE belt parallel structure and a NW transfer fault. Geologically the area is underlain by biotite rich sediments which are often shallow dipping with numerous small stocks and bosses of granodiorite. It is an area that has seen no modern exploration and the only previous work was regional soil sampling completed by the UNDP 30 years ago.
There are three permits in question, totalling 670 km 2: Nimissala (270 km 2), Bogo (150 km 2) and Madina (250 km 2). This ground is also contiguous with a permit granted to Randgold, named Dinfola.
SENEGAL
Our key objective is the discovery of at least 2 million ounces of non-refractory ore to supplement the ore from Massawa. During the first quarter we continued RC drilling on priority 1 targets: Bambaraya, Bakan Corridor and Kawsara in addition to the drilling completed on Sofia and Delaya during the fourth quarter 2010. At the same time RAB drilling started on priority 2 targets: Galama, Sira, Sofia South and Manja. Target generation added new targets to the base of the triangle.
Results from the drilling at Bambaraya enabled a geological estimate to be calculated: 0.33Moz (4.1Mt at 2.45g/t). Promising results were returned from Sira: SRRAB008 — 3 metres at 1.86g/t; SRRAB023 — 6 metres at 5.52g/t; SRRAB025 — 6 metres at 3.33g/t and Sofia South: SSRAB008 — 27 metres at 3.86g/t including 3 metres at 28.80g/t; and SSRAB045 — 6 metres at 1.48g/t.
Fieldwork on the Massawa deposit has concentrated on modelling, data integration and analysis. In addition to a full multi-element analysis, a detailed logging of the gold-stibnite structures was completed across the deposit. The purpose was to better understand the distribution and controls of the coarse gold bearing stibnite (antinomy rich) veins.
CÔTE D’IVOIRE
Tongon
Despite the challenging political and security situation in Côte d’Ivoire, the exploration team continued to make good progress on the Nielle permit in particular, where models for a total of five near mine targets were tested with RC drilling (Jubula, Seydou NZ, Seydou SZ, Tongon West and Sekala). The phase 1 RC programmes have been completed and results are now being incorporated into our models. The phase 2 programmes for these targets which will include a first phase of reconnaissance diamond drilling, will then be finalised. In addition, RAB drilling continued on the less advanced targets including Gara and Seydou East, with a view to providing additional RC drill targets for testing in the second quarter. Gold assay results have confirmed multiple mineralised structures over a 20 kilometre strike length from Jubula in the northeast, through the Tongon orebodies to Sekala in the southwest. Results include: from Jubula — 12 metres at 1.48g/t; Seydou NZ — 21 metres at 3.76g/t and 27 metres at 1.08g/t; Seydou SZ — 17 metres at 1.08g/t and 4 metres at 2.29g/t; and Tongon West — 22 metres at 1.55g/t. Results from Sekala are pending.
Exploration has also continued with mapping and soil sampling programmes on the Diaouala permit to the immediate north of the Nielle permit. With the RAB programme nearing completion on the near mine targets, this greenfields work will provide additional RAB targets going forward into the second quarter.
DEMOCRATIC REPUBLIC OF CONGO
Kibali
During the first quarter drilling at Kibali continued to concentrate on feasibility work and underground infrastructure with holes completed for geotechnical studies (shaft hole, declines and underground stopes) and hydrogeological modelling. In addition, the first drill hole (DDD532) to test the down plunge continuity of mineralisation on the KCD deposit commenced. It was collared approximately 450 metres NE of the block model limits. This is part of a phase 1 programme which aims to test the potential across the Main KCD-Gorumbwa mineralised corridor. By quarter end the hole had attained a depth of 700 metres out of a total planned depth of 1 300 metres. To date the geological model is being confirmed; the first mineralised lode (3 000) was intersected with strong albite-carbonate-silica-pyrite alteration from a depth of 636 metres. Gold assay results for this lode have returned a broad zone of mineralisation — 31.80 metres at 3.21g/t — and includes a higher grade portion — 15.80 metres at 5.32g/t from 636.20 metres. The geological model predicts two further lodes (5 000 and 9 000) will be intersected as the hole is progressed to its final depth.
While this work was progressing, exploration concentrated on looking towards future successes by analysing the possibility of extensions to the known deposits, the evaluation of satellite deposits and generative work identifying new targets for testing. Drill motivations were prepared and approved for Agbarabo, Pakaka, Megi, Mengu Hill and Renzi and drilling will be scheduled as rigs complete the feasibility work.
Future work programmes In the second quarter, we shall be making the most of the ongoing dry season in West Africa with drill programmes continuing in Senegal on satellite targets to Massawa, in Mali at Gounkoto and on the Gara structure at Loulo, while at Tongon a first phase of reconnaissance diamond drilling will commence on the Jubula to Sekala trend. Fieldwork will begin on our new exploration footprint in southern Mali including soil sampling in conjunction with geological and regolith mapping.
At Kibali, as feasibility drilling is completed, new exploration programmes will be initiated including the continued deep drilling across the KCD-Gorumbwa corridor, testing of satellite targets and the generation of new targets.
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	Quarter	Quarter	Quarter	12 months
	ended	ended	ended	ended
	31 Mar	31 Dec	31 Mar	31 Dec
US$000	2011	2010	2010	2010

REVENUES

Gold sales on spot	185 629	148 402	122 507	505 889

Loss on hedging contracts	—	(4 763)	—	(21 336)

Total revenues	185 629	143 639	122 507	484 553

Other income	2 182	7 628	—	22 633

Total income	187 811	151 267	122 507	507 186
COST AND EXPENSES

Mine production costs	76 098	74 207	59 084	247 850

Movement in production inventory and ore stockpiles	2 279	(12 841)	(1 651)	(16 152)

Depreciation and amortisation	21 369	2 516	7 993	28 127

Other mining and processing costs	13 419	8 305	4 161	20 598

Mining and processing costs	113 165	72 187	69 587	280 423

Transport and refining costs	488	496	400	1 653

Royalties	9 144	8 096	7 224	27 680

Exploration and corporate expenditure	10 286	12 337	12 854	47 178

	Quarter	Quarter	Quarter	12 months
	ended	ended	ended	ended
	31 Mar	31 Dec	31 Mar	31 Dec
US$000	2011	2010	2010	2010

Other expenses	—	7 515	3 332	14 111

Total costs	133 083	100 631	93 397	371 045

Finance income	1 323	(1 349)	308	1 304

Finance costs	(1 526)	(3 694)	(1 744)	(5 270)

Provision for financial assets	—	—	—	12 980

Finance income/(costs) — net	(203)	(5 043)	(1 436)	9 014

Profit before income tax	54 525	45 593	27 674	145 155

Income tax expense	(8 583)	(13 380)	(3 780)	(24 524)

Profit for the period	45 942	32 213	23 894	120 631

Other comprehensive income

Cash flow hedges	—	4 219	(513)	14 242

(Loss)/gain on available-for-sale financial assets	(2 606)	(2 494)	11 382	2 776

Other comprehensive income	(2 606)	1 725	—	17 018

Total comprehensive income	43 336	33 938	34 763	137 649

Profit attributable to:

Owners of the parent	41 494	26 802	18 749	103 501

Non-controlling interests	4 448	5 411	5 145	17 130

	45 942	32 213	23 894	120 631

Total comprehensive income attributable to:

Owners of the parent	38 888	28 527	29 618	120 519

Non-controlling interests	4 448	5 411	5 145	17 130

	43 336	33 938	34 763	137 649

Basic earnings per share (US$)	0.46	0.29	0.21	1.14

Diluted earnings per share (US$)	0.45	0.29	0.21	1.13

Average shares in issue (000)	91 093	91 047	90 172	90 645

These results are presented as the first quarter report. They have been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union on a basis that is consistent with the accounting policies applied by the group in its audited consolidated financial statements for the year ended 31 December 2010 and which will form the basis of the 2011 annual report. This announcement has been prepared in compliance with IAS 34 — Interim Financial Reporting.
CONSOLIDATED STATEMENT OF FINANCIAL POSITION

	At	At	At
	31 Mar	31 Dec	31 Mar
US$000	2011	2010	2010

Assets
Non-current assets
Property, plant and equipment	980 505	901 959	582 588

Cost	1 157 362	1 057 447	717 942
Accumulated depreciation and amortisations	(176 857)	(155 488)	(135 354)

Deferred tax	379	379	109
Long term ore stockpiles	7 599	9 123	31 472
Receivables	1 619	1 341	5 347
Mineral properties	406 000	406 000	410 592
Available-for-sale financial assets	—	—	29 020

Total non-current assets	1 396 102	1 318 802	1 059 128

Current assets
Inventories and ore stockpiles	201 490	195 523	111 483
Receivables	103 152	97 738	120 411
Cash and cash equivalents	352 264	366 415	506 823
Available-for-sale financial assets	13 199	15 862	29 847

Total current assets	670 105	675 538	768 564

Total assets	2 066 207	1 994 340	1 827 692

Equity attributable to owners of the parent	1 836 264	1 792 041	1 666 128
Non-controlling interests	58 353	53 905	41 920

Total equity	1 894 617	1 845 946	1 708 048

	At	At	At
	31 Mar	31 Dec	31 Mar
US$000	2011	2010	2010

Non-current liabilities
Loans from minority shareholders	2 890	2 718	2 775
Deferred tax	12 824	12 611	4 762
Provision for rehabilitation	29 635	29 564	17 013

Total non-current liabilities	45 349	44 893	24 550

Current liabilities
Financial liabilities — forward gold sales	—	—	25 825
Trade and other payables	112 169	95 255	64 159
Current tax payable	14 072	8 012	4 032
Borrowings	—	234	1 078

Total current liabilities	126 241	103 501	95 094

Total equity and liabilities	2 066 207	1 994 340	1 827 692

Property, plant and equipment for the quarter increased by US$99.9 million at cost. This reflects the continued investment in capital expenditure across the group’s projects and operations. Capital expenditure of US$15 million was spent on the Kibali project during the quarter, mainly on the camp construction, roads and the RAP programme. Capital expenditure of US$25 million was incurred on the Gounkoto project mainly on the crusher station, whilst US$25 million was incurred at Loulo on underground developments and US$34.9 million at Tongon on the metallurgical plant and associated infrastructure, as well as power supply.
Long term ore stockpiles decreased to US$7.6 million during the quarter, from US$9.1 million, primarily as a result of ore at Morila reclassified to short term as the mine progresses towards the end of its life.
The increase in inventories and ore stockpiles, from US$195.5 million in the prior quarter to US$201.5 million in the current quarter, relates to the start of production at Tongon during the fourth quarter of 2010 and the build-up of supplies and insurance spares, as well as an increase in the gold in doré held at Tongon at quarter end. Gold in doré at Tongon amounted to 31 646 ounces at quarter end valued at a production cost of US$14.3 million (31 December 2010: 23 428 ounces valued at US$11.3 million). Notwithstanding the significant investment in capital expenditure, cash and cash equivalents remained stable at US$352.3 million (Q4 2010: US$366.4 million), reflecting the strong operating cashflows generated by the group.
The increase in accounts payable and accrued liabilities is mainly as a result of the start of mining at Tongon at the end of 2010.
Current tax payable of US$14.1 million increased by 76%, following the expiration of the Loulo tax exoneration period in November 2010.
At the recent AGM, the company approved an increased dividend of 20 US cents per share, which is anticipated to be paid to shareholders by the end of May 2011. In the prior year, the dividend payment of 17 US cents per share was made in March 2010.
CONSOLIDATED CASHFLOW STATEMENT

	3 months	3 months	12 months
	ended	ended	ended
	31 Mar	31 Mar	31 Dec
US$000	2011	2010	2010

Profit after tax	45 942	23 894	120 631
Income tax expense	8 583	3 780	24 524

Profit before income tax	54 525	27 674	145 155
Adjustment for non-cash items	25 812	10 438	(2 782)
Effects of change in operating working capital items	11 241	(15 769)	(24 206)

Receivables	(5 635)	2 314	26 353
Inventories and ore stockpiles	(4 443)	336	(61 355)
Trade and other payable	21 319	(18 419)	10 796

Income tax paid	(6 729)	(3 610)	(10 378)

Net cash generated from operating activities	84 849	18 733	107 789

Additions to property, plant and equipment	(99 216)	(83 362)	(410 810)

	3 months	3 months	12 months
	ended	ended	ended
	31 Mar	31 Mar	31 Dec
US$000	2011	2010	2010

Acquisition of Moto	—	(4 813)	—
Acquisition of 10% of issued shares in Kibali	—	(717)	—
Sale of shares in Volta Resources	—	—	25 002
Acquisition of shares in Volta Resources	—	—	(1 204)
Proceeds from return of ARS Funds	—	—	42 000

Net cash used by investing activities	(99 216)	(88 892)	(345 012)

Proceeds from issue of ordinary shares	278	3 023	30 578
Decrease in long term loans	(62)	(376)	(1 275)
Dividends paid to company’s shareholders	—	(15 346)	(15 346)

Net cash generated from/(used by) financing activities	216	(12 699)	13 957

Net decrease in cash and cash equivalents	(14 151)	(82 858)	(223 266)
Cash and cash equivalents at beginning of period	366 415	589 681	589 681

Cash and cash equivalents at end of period	352 264	506 823	366 415

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

Total
						equity	Non-
	Number of	Share	Share	Other	Retained	attributable	controlling	Total
	ordinary	capital	premium	reserves*	earnings	to owners	interests	equity
	shares	US$000	US$000	US$000	US$000	of parent	US$000	US$000

Balance — 31 December 2009	90 100 795	4 506	1 317 771	18 793	305 415	1 646 485	36 775	1 683 260

Movement on cash flow hedges —

Transfer to statement of comprehensive income	—	—	—	(513)	—	(513)	—	(513)

Fair value movement on available-for-sale financial assets	—	—	—	11 382	—	11 382	—	11 382

Other comprehensive income	—	—	—	10 869	—	10 869	—	10 869

Net profit for the period	—	—	—	—	18 749	18 459	5 145	23 894

Total comprehensive income	—	—	—	10 869	18 749	29 618	5 145	34 763

Share-based payments	—	—	—	2 348	—	2 348	—	2 348

Share options exercised	127 452	6	3 017	—	—	3 023	—	3 023

Exercise of options previously expensed under IFRS 2+	—	—	2 363	(2 363)	—	—	—	—

Shares vested#	7 972	—	433	(433)	—	—	—	—

Dividend relating to 2009	—	—	—	—	(15 346)	(15 346)	—	(15 346)

Balance — 31 March 2010	90 236 219	4 512	1 323 584	29 214	308 818	1 666 128	41 920	1 708 048

Balance — 31 December 2010	91 082 170	4 555	1 362 320	31 596	393 570	1 792 041	53 905	1 845 946

Fair value movement on available-for-sale financial assets	—	—	—	(2 606)	—	(2 606)	—	(2 606)

Other comprehensive income/(expense)	—	—	—	(2 606)	—	(2 606)	—	(2 606)

Net profit for the period	—	—	—	—	41 494	41 494	4 448	45 942

Total comprehensive income	—	—	—	(2 606)	41 494	38 888	4 448	43 336

Share-based payments	—	—	—	5 073	—	5 073	—	5 073

Share options exercised	12 500	1	277	—	—	278	—	278

Exercise of options previously expensed under IFRS 2+	—	—	73	(73)	—	—	—	—

Shares vested#	6 400	—	448	(448)	—	—	—	—

Lapsed options originally issued on acquisition of Moto	—	—	—	(16)	—	(16)	—	(16)

Balance — 31 March 2011	91 101 070	4 556	1 363 118	33 526	435 064	1 836 264	58 353	1 894 617

#	Restricted shares were issued to executive directors, non-executive directors and senior management as remuneration. The transfer between ‘other reserves’ and ‘share premium’ in respect of the shares vested represents the cost calculated in accordance with IFRS 2.

+	Movement in recognition of options exercised include the exercise of options issued as part of the acquisition of Moto.

*	Other reserves include the cumulative charge recognised under IFRS 2 in respect of share option schemes (net of amounts transferred to share capital and share premium) and the mark-to-market valuation of derivative financial instruments designated as cash flow hedges, as well as the foreign currency translation reserve and the movements in current available-for-sale financial assets.
NON-GAAP MEASURES
Randgold Resources has identified certain measures that it believes will assist understanding of the performance of the business. As the measures are not defined under IFRS they may not be directly comparable with other companies’ adjusted measures. The non-GAAP measures are not intended to be a substitute for, or superior to, any IFRS measures of performance but management has included them as these are considered to be important comparables and key measures used within the business for assessing performance.
These measures are explained further below:
Total cash costs and cash cost per ounce are non-GAAP measures. Total cash costs and total cash costs per ounce are calculated using guidance issued by the Gold Institute. The Gold Institute was a non-profit industry association comprising leading gold producers, refiners, bullion suppliers and manufacturers. This institute has now been incorporated into the National Mining Association. The guidance was first issued in 1996 and revised in November 1999. Total cash costs, as defined in the Gold Institute’s guidance, include mine production, transport and refinery costs, general and administrative costs, movement in production inventories and ore stockpiles, transfers to and from deferred stripping, where relevant, and royalties. Under the company’s accounting policies, there are no transfers to and from deferred stripping.
Total cash costs per ounce are calculated by dividing total cash costs, as determined using the Gold Institute guidance, by gold ounces sold for the periods presented. Total cash costs and total cash costs per ounce are calculated on a consistent basis for the periods presented. Total cash costs and total cash costs per ounce should not be considered by investors as an alternative to operating profit or net profit attributable to shareholders, as an alternative to other IFRS measures or an indicator of our performance. The data does not have a meaning prescribed by IFRS and therefore amounts presented may not be comparable to data presented by gold producers who do not follow the guidance provided by the Gold Institute. In particular depreciation, amortisation and share-based payments would be included in a measure of total costs of producing gold under IFRS, but are not included in total cash costs under the guidance provided by the Gold Institute. Furthermore, while the Gold Institute has provided a definition for the calculation of total cash costs and total cash costs per ounce, the calculation of these numbers may vary from company to company and may not be comparable to other similarly titled measures of other companies. However, Randgold believes that total cash costs per ounce are useful indicators to investors and management of a mining company’s performance as it provides an indication of a company’s profitability and efficiency, the trends in cash costs as the company’s operations mature, and a benchmark of performance to allow for comparison against other companies.
Cash operating costs and cash operating cost per ounce are calculated by deducting royalties from total cash costs. Cash operating costs per ounce are calculated by dividing cash operating costs by gold ounces sold for the periods presented.
Prior to the fourth quarter of 2010, Randgold previously calculated total cash costs per ounce by dividing total cash costs, as defined above, by ounces produced, as permitted under the guidance. Similarly, Randgold previously calculated cash operating costs per ounce by dividing cash operating costs, as defined above, by ounces produced. Given the significant difference between ounces produced and ounces sold in the fourth quarter of 2010, together with the fact that, under the definitions above, costs relating to ounces produced but not sold are recognised in the quarter when the ounces are actually sold, the company deemed it appropriate to change the bases for these calculations by dividing total costs and cash operating costs by ounces sold, as this would better match the timing of costs and sales recorded. Prior to the fourth quarter of 2010, this change would not have resulted in materially different cash costs per ounce.

Gold sales is a non-GAAP measure. It represents the sales of gold at spot and the gains/losses on hedge contracts which have been delivered into at the designated maturity date. It excludes gains/losses on hedge contracts which have been rolled forward to match future sales. This adjustment is considered appropriate because no cash is received/paid in respect of these contracts.
Profit from mining activity is calculated by subtracting total cash costs from gold sales for all periods presented.
Gold on hand represents gold in doré at the mines multiplied by the prevailing spot gold price at the end of the period.
The following table reconciles total cash costs and profit from mining activity as non-GAAP measures, to the information provided in the income statement, determined in accordance with IFRS, for each of the periods set out below:
NON-GAAP

	Quarter	Quarter	Quarter	12 months
	ended	ended	ended	ended
	31 Mar	31 Dec	31 Mar	31 Dec
US$000	2011	2010	2010	2010

Gold sales on spot	185 629	148 402	122 507	505 889
Loss on hedging contracts	—	(4 763)	—	(21 336)
Elimination of intercompany sales	882	1 212	596	3 116

Gold sales	186 511	144 851	123 103	487 669

Mine production costs	76 098	74 207	59 084	247 850
Movement in production inventory and ore stockpiles	2 279	(12 841)	(1 651)	(16 152)
Transport and refinery costs	488	496	400	1 653
Royalties	9 144	8 096	7 224	27 680
Other mining and processing costs	13 419	8 305	4 161	20 598
Elimination of intercompany sales	(38)	5 144	311	7 414

Total cash costs	101 390	83 407	69 529	289 043

Profit from mining activity	85 121	61 444	53 574	198 626

Ounces produced	139 403	132 099	112 663	440 107

Total cash cost per ounce per ounces produced*	727	631	617	657

Cash operating cost per ounce per ounces produced*	662	570	553	594

Ounces sold	136 267	108 856	110 842	413 262

Total cash cost per ounce per ounces sold*	744	766	627	699

Cash operating cost per ounce per ounces sold*	677	692	562	632

Gold on hand at period end*	47 824	40 858	5 691	40 858

*	Refer to explanation of non-GAAP measures provided, including the changes in the basis of the measurement of costs per ounce.
ANNUAL MINERAL RESOURCE AND MINERAL RESERVE DECLARATION
During the quarter, the company released its Annual Report for the year ended 31 December 2010 including its annual mineral reserve and mineral resource declaration, a summary of which is presented alongside.

ABRIDGED MINERAL RESOURCE AND MINERAL RESERVE DECLARATION
at 31 December 2010
MINE/PROJECT

				Attribu-
				table
	Tonnes	Grade	Gold	gold
Category	(Mt)	(g/t)	(Moz)	(Moz)

MINERAL RESOURCES

Kibali				45%

Measured and indicated	123.96	3.40	13.54	6.09

Inferred	58.64	2.60	4.91	2.21

Loulo				80%

Measured and indicated	60.74	4.51	8.81	7.04

Inferred	25.28	3.15	2.56	2.05

Gounkoto				80%

Indicated	23.24	4.84	3.62	2.89

Inferred	11.10	5.35	1.91	1.53

Morila				40%

Measured and indicated	12.55	1.39	0.56	0.22

Inferred	1.95	0.79	0.05	0.02

Tongon				89%

Indicated	37.26	2.75	3.29	2.93

Inferred	9.67	3.22	0.93	0.83

Massawa				83%

Indicated	34.87	2.77	3.11	2.59

Inferred	3.42	3.92	0.43	0.36

TOTAL MEASURED AND INDICATED RESOURCES	292.62	3.50	32.92	21.77

TOTAL INFERRED RESOURCES	110.08	3.05	10.80	7.00

MINERAL RESERVES

Kibali				45%

Probable	74.32	4.21	10.05	4.52

Loulo				80%

Proven and probable	45.43	4.47	6.52	5.22

Gounkoto				80%

Probable	17.11	5.10	2.80	2.24

Morila				40%

Proven and probable	12.55	1.39	0.56	0.22

Tongon				89%

Probable	37.11	2.46	2.94	2.62

Massawa				83%

Probable	17.42	3.36	1.88	1.57

TOTAL PROVEN AND PROBABLE RESERVES	203.93	3.78	24.76	16.39

Randgold reports its mineral resources and ore reserves in accordance with the JORC code and are equivalent to National Instrument 43-101. The reporting of ore reserves is also in accordance with SEC Industry Guide 7. Open pit mineral resources consist of in situ mineral resources at a 0.5g/t cut off falling within a US$1 200/oz optimised pit shell. Underground mineral resources are those mineral resources at falling below the open pit resources reported at cut off grades of between 1.6g/t to 2.0g/t. Open pit and underground mineral reserves are economic at a gold price of US$800/oz. Dilution and ore loss are incorporated into the calculation of reserves. Addition of individual line items may not sum to sub totals because of the rounding off to two decimal places. Mineral resources are inclusive of mineral reserves.
Qualified Persons:
Loulo mineral resources were calculated by Mr Chiaka Berthe, an officer of the company, under the supervision of Mr Jonathan Kleynhans, an officer of the company and Qualified Person. Morila mineral resources were calculated by Mr Adama Kone, an officer of the company, under the supervision of Mr Jonathan Kleynhans, an officer of the company and Qualified Person. The Tongon and Massawa mineral resources were calculated by Mr Babacar Diouf, an officer of the company and Qualified Person. Kibali mineral resources were calculated by Mr Ernest Doh under the supervision of Mr Jonathan Kleynhans, an officer of the company and Qualified Person. The Gounkoto mineral resource was calculated by Abdoulaye Ngom under the supervision of Mr Jonathan Kleynhans, an officer of the company and Qualified Person. All mineral resources were reviewed and approved by Mr Rodney Quick, General Manager Evaluation and Environment and a Qualified Person.
The Loulo open pit mineral reserves were calculated by Mr Inigo Osei, an officer of Randgold, under the supervision of Mr Onno ten Brinke, an officer of the company and Qualified Person. Loulo underground reserves were calculated by Mr Chris Moffat, an officer of Randgold and Qualified Person. The Tongon mineral reserves were calculated by Mr Samuel Baffoe, under the supervision of Mr Onno ten Brinke, an officer of the company and Qualified Person. Gounkoto and Massawa mineral reserves were calculated by Mr Onno ten Brinke, an officer of the company and Qualified person. The mineral reserves of Morila were calculated by Mr Stephen Ndede, an officer of the company and Qualified Person. The Kibali open pit mineral reserves were calculated by Mr Onno ten Brinke, an officer of the company and Qualified Person. The Kibali underground mineral reserves were calculated by Mr Paul Kerr, an officer of SRK Consulting Perth and an independent Qualified Person. All mineral reserves were reviewed and approved by Mr Rodney Quick, General Manager Evaluation and Environment and a Qualified Person.

GENERAL
The company remains committed to the production guidance outlined at the start of the year. The continued improvement in the stability of Côte d’Ivoire should ensure that the operation can ramp up to full production by mid year, as scheduled. Similarly, the average ore grades processed at the Loulo complex are anticipated to rise over the year, underpinned by the start up of Gounkoto which remains on schedule for first ore processing by mid year.
At the same time, the group has continued to focus on growing its reserve and resource base with continued brownfield and greenfield exploration across the portfolio, including the recently added permits in southern Mali.
The board would like to record its appreciation for the overwhelming shareholder support shown for all resolutions at the recently held annual general meeting.
The directors confirm to the best of their knowledge that:
a) these first quarter results have been prepared in accordance with IAS 34 as adopted by the European Union; and
b) the interim management report includes a fair review of the information required by the FSA’s Disclosure and Transparency Rules (4.2.7R and 4.2.8R).
By order of the board

DM Bristow Chief Executive	GP Shuttleworth Financial Director

5 May 2011
RANDGOLD RESOURCES NEWS UPDATES
PARTNERSHIP STRATEGY HELPS MANAGE CÔTE D’IVOIRE CRISIS
Randgold Resources’ new Tongon mine, commissioned late last year, almost doubled production while reducing unit costs in its second quarter of operation. What makes this performance even more outstanding is that it was achieved in a country which was in a state of considerable stress following the disputed outcome of its presidential elections.
“The team did a great job, continuing to operate the mine to plan during this very challenging period, when the political situation impacted severely on essential functions such as the logistic supply chain and the movement of key operational, construction and contractor personnel,” said chief executive Mark Bristow.
“Their success was also a tribute to the effectiveness of Randgold’s partnership strategy. The relationships we carefully cultivated over many years, not just in Côte d’Ivoire but in its neighbouring countries, stood us in good stead during this trying time. In addition, the fact that we had convincingly demonstrated that Tongon was a major national asset, in which the country was a significant stakeholder, meant that both sides to the conflict appreciated its value and accepted our bona fides.”
Bristow said Randgold welcomed the opportunity for improved stability created by the resolution of the dispute, and believed it would lead to a new era of development and growth in Côte d’Ivoire, restoring its status as West Africa’s economic powerhouse. With the country returning to normal, Tongon will build up to full capacity in the course of the year. The re-opening of the ports will allow the normalisation of the mine’s supply chain and the completion of the hard ore crushing circuit. Tongon’s transition from oxide ore to fresh ore production will be facilitated by its planned link-up with the national energy grid, which will allow for lower power costs and the second mill stream to be fully utilised.
“While the support of the outside world was important, the political impasse was satisfactorily resolved essentially because the majority of Ivorians were determined to respect democracy, play by the rules and stand behind the election winner. It was a significant echo of developments in North Africa, where we have also seen the will of the people triumph over well-entrenched dictators, and it augurs well for the expansion of our partnership philosophy, which is designed to share the value created by our operations not with a small elite but with all the people of our host countries,” he said.
Tongon produced 54 968 ounces of gold during the quarter and sold 46 296 ounces, part of which was produced during the previous quarter. The political disruption made it difficult to despatch and sell gold during the latter part of the quarter, and the value of the unsold gold amounted to US$45.5 million at the end of the first quarter. With the situation returning to normal, gold sales have resumed.
NEW MALI FOOTPRINT EXTENDS RANDGOLD’S REACH
For the eighth year running, Randgold has reported an increase in its attributable reserves and resources after depletion from production, demonstrating again the effectiveness of its key strategy of achieving organic growth through exploration success and creating value through the development of profitable mining projects. The recent discovery of Gounkoto and the continuing expansion of reserves at Kibali were major contributors to the latest increase in size and improvement in quality of the Randgold asset base.
“Exploration has always been the engine that has driven Randgold’s growth and our strategic template is the resource triangle. We use this not just as a theoretical business model but as a practical management tool,” says Joel Holliday, exploration manager West Africa.
“As we’ve increased production in recent years, the requirement to replace mined ounces has also grown. If we want to keep up our success rate, we need to continue generating a steady stream of fresh projects — in other words, we have to keep feeding the base of the triangle to ensure that it provides us with a solid development platform. Accelerated project generation in turn demands a combination of exact science and creative blue-sky thinking.”
Adds Paul Harbidge, Randgold’s group head of exploration: “Having a well-stocked and well-balanced resource triangle is one thing; managing it effectively is another. Success in this area requires a long term strategy and a sound business plan, together with a high level of perseverance. Discoveries such as Gounkoto, for example, were not made overnight but resulted from the careful management of the resource triangle over a period of at least 10 years.”
In the course of this process, Randgold has planted a series of carefully calculated footprints across the most prospective gold districts of West and Central Africa. These are the Loulo region in the west of Mali and including neighbouring Senegal; the northern Côte d’Ivoire; and Central Africa, where the Kibali joint venture is located. Now Randgold has also established a substantial presence in southern Mali, where it has concluded the Nimissila joint venture which together with its adjacent Dinfola permit gives it an 810 km 2 holding in the largely unexplored but promising Bougouni belt.
While the extensive exploration work underway in Mali, Senegal, Côte d’Ivoire and the Democratic Republic of Congo are essentially brownfields projects, Nimissila/Dinfola shows that Randgold remains equally committed to greenfields exploration.
“Nimissila is also a good example of our partnership strategy in action, as it involves three Malian participants. We’ve never been too keen on M&A transactions, but we’re constantly doing deals of this kind. In fact, Tongon started out the same way,” says chief executive Mark Bristow.
At Kibali, meanwhile, work has started on the deepest borehole yet drilled on the project — a ‘superhole’ with a projected down hole depth of 1 300 metres and 430 metres down plunge of the main KCD deposit. This is the first of a five-hole programme designed to test not only the extensions of the KCD deposit but also the main mineralised corridors which include the Gorumbwa and Kombokolo deposits. At Gounkoto, deep drilling is continuing to scope out the potential of improving the definition of the existing underground resource.
“Both Gounkoto and Kibali are in effect resource triangles with strong upsides in their own right, and it’s well-structured triangles such as these that make for a big footprint,” explains Harbidge.

LOULO ENTERS NEW ERA WITH GOUNKOTO BOOST
After a tough 18 months, in which it grappled with underground development challenges and settled down the plant expansion, Loulo is now on the brink of realising its full potential. The Yalea development is steadily getting back on track, Gara has intersected its first ore and, perhaps most significant, Gounkoto is about to add a new flexibility dimension to the operation.
That flexibility takes various forms, explains Samba Toure, GM West African operations. “In the first instance, we’ve been able to relocate fleet and people from the slowing Loulo open pit operations to Gounkoto. Secondly, we’ll be able to get better utilisation of the Loulo capital by employing its plant for processing the Gounkoto ore. Thirdly, the Loulo ore feed will be supplemented by good grade material from Gounkoto once it starts supplying the plant by mid-year. In addition, the hanging wall and footwall zones in the Gounkoto pit will allow us to reduce the strip ratio and pick up additional ore-grade material in the mine plan.
“Before Gounkoto, Loulo’s future lay underground, with all the attendant risks and issues. Gounkoto, a single open pit with as good a grade as underground, gives us the benefit of a balanced feed source and the flexibility of a combined underground and open pit operation. It’s a fantastic opportunity for Loulo,” he says.
The Loulo processing plant’s capacity will be further enhanced by the addition of a third mill to cater for the combined hardness of the fresh sulphide ores from Gara and Gounkoto.
Exploration on and around the Gounkoto deposit is continuing and there are promising prospects for expanding the resource and developing an underground leg to the operation, as well as for finding another open pittable deposit before Gounkoto goes underground.
In the meantime, mining at Gounkoto has ramped up to a full three-shift cycle and its ore stockpiles are growing. With the rainy season on the way, water management systems have been put in place around the pit and the haulage road to the Loulo plant is being prioritised ahead of the rainy season.
Negotiations with the Malian government about a stand-alone mining permit and fiscal regime for Gounkoto are progressing.
Elsewhere on the Loulo complex, the problems that have plagued the Yalea underground development have been identified and are being addressed with the focus now on building up to the planned plus 100 000 tonnes per month production by mid-year while continuing to improve systems, efficiencies and skills. Mid-year is also when the team expects to access the high-grade ‘purple patch’. The Gara underground development remains on track, having just intersected the first development ore, and the mine should be delivering its planned production by the end of the year.
RESETTLING THE RIGHT WAY
As part of the development of Gounkoto, the Faraba hamlet and some surrounding farmlands have been successfully relocated at a new site after an extensive resettlement action process.
The process followed Malian legislation as well as IFC guidelines, and also reflected Randgold’s partnership philosophy which dictates that local communities should wherever possible benefit from its activities.
The move, which was completed on 15 April, was timed to allow farmers to harvest their old fields before moving to prepared replacement fields approved by the Malian Directorate of Agriculture. Continuous consultation with the hamlet residents and affected farmers ensured that after the resettlement all would be in at least the same and in most cases a better position than they were before, with housing constructed using modern materials, for example, replacing the old hamlet’s wattle and daub huts.
“The relocation of Faraba was a small exercise compared to the resettlement process which is now underway at Kibali,” says Bill Houston, GM human capital and social responsibility. “In both cases, however, the principles are the same: Engage with the local community from the start; create understanding through effective communication and trust through consultation; and make public participation the central pillar of the planning process. It’s quite simple, really: Do the right thing and you’ll create a contented and supportive local community.”

PREDEVELOPMENT PROGRESS PAVES WAY FOR MID-YEAR MINE CONSTRUCTION START AT KIBALI
Rapid progress on the predevelopment phase of the giant Kibali gold project is paving the way for the targeted mid-year start of mine construction.
A key element of this phase is the relocation action programme (RAP), in terms of which some 15 000 people will move from the mine site into purpose-built housing in the new model village of Kokiza nearby. Construction of the 3 700 houses needed at Kokiza, each on a 600m 2 stand, started in February and families are being offered legal ownership and a choice of compensation options. Also planned for Kokiza are the construction of a commercial centre, a number of churches including replacing the current Roman Catholic Church complex, preparatory and secondary schools, and a clinic.
The implementation of the RAP is supervised by a resettlement working group, made up of elected representatives of the 14 affected villages, the area’s tribal and local authorities, and the central government’s territorial administrator. It is expected that the first of the 14 villages will be relocated towards the end of the second quarter this year.
The RAP construction programme has been a significant job creator for the local community, and there are currently more than 820 Congolese employed on the project. Of these, less than 5% are semi-skilled, which means that in addition to being gainfully employed, the rest are receiving valuable on-the-job training. Wherever possible, materials such as aggregates and timber are being purchased locally.
The development of Kokiza has also required the establishment of a transport infrastructure, and to date, some 50 kilometres of primary roads and 14 kilometres of secondary roads have been built to serve the town.
Randgold’s CEO Mark Bristow said Kibali was being developed and would be run in line with the company’s long-established partnership philosophy, which was based on the belief that all stakeholders, including the local community, should benefit from its activities.
“The enthusiasm with which this concept has been embraced by all the parties involved in Kibali has been a significant factor in advancing the project so swiftly and smoothly,” he said.
SUSTAINED FOCUS ON ORGANIC GROWTH DELIVERS RISE IN RESERVES AND RESOURCES FOR EIGHTH CONSECUTIVE YEAR
Randgold has reported a 5% increase in its attributable mineral resources and reserves for the year to December 2010, after mining depletion and adjustments based on ongoing exploration and evaluation programmes.
This was the eighth successive annual increase in the company’s attributable resources and reserves and chief executive Mark Bristow said that this escalation had again underlined the effectiveness of Randgold’s key strategy of achieving organic growth through exploration success and creating value through the development of profitable mining projects. He cited the recent discovery of Gounkoto and the continued expansion of mineral reserves at its Kibali joint venture project as major contributors to the increased size and enhanced quality of the Randgold asset base.
Randgold’s annual mineral resource and reserve declaration, published as part of its 2010 annual report, shows that at the attributable level, measured and indicated mineral resources rose from 20.64 million ounces to 21.77 million ounces over the year, while inferred mineral resources increased from 6.69 to 7.00 million ounces. This is mainly due to the delineation of new mineral resources at Gounkoto and Massawa. Attributable proven and probable mineral reserves grew from 15.56 million ounces to 16.39 million ounces without reducing the overall mineral reserve grade year on year. This was largely due to the ongoing conversion of mineral resources to reserves at Gounkoto, Kibali and Massawa.
Bristow noted that the recently completed feasibility study at Gounkoto had only considered the open pit and that encouraging grades at depth pointed towards further potential. An updated underground scoping study is planned for completion this year. Drilling at Kibali to date had also not taken into account the number of high grade extensions down plunge of the KCD deposit or the adjacent underground deposits of Gorumbwa and Agbarabo. At Yalea, continued underground drilling immediately above the high grade ‘purple patch’

had identified better than forecast grade, indicating the potential for an additional 200 000 ounces at 8g/t. Continued drilling in this area was expected to deliver additional ounces along the length of the purple patch, he said.
Exploration continued elsewhere on the Loulo permit and the potential from the satellite targets within a 10 kilometre radius of the plant is estimated at 270 000 ounces.
“Excluding Morila, which is now only processing stockpiles and Massawa which is still at feasibility study stage, the average grade of our reserves remained above 4g/t, with Loulo, Gounkoto and Kibali all comfortably above that mark. This means that we not only managed to increase the size of our reserve and resource base during a challenging phase in the company’s development, but were able to maintain and enhance the quality of our mineral assets. It’s also worth noting that we haven’t been tempted to use the increased price of gold to boost our ounces — they’ve been calculated at a relatively conservative US$800/oz gold price while still taking cognisance of higher input costs. Our mineral resources have been estimated at US$1 200/oz. This is real growth, framed within realistic parameters and based on viable business plans,” said Bristow.
Refer to the abridged mineral resource and mineral reserve declaration at 31 December 2010.
INCREASED DIVIDEND FOR 2010
Election of sterling dividend
Randgold Resources has declared a final dividend for the year ended 31 December 2010 of US$0.20 per share. The dividend payment will be made on 27 May 2011 to shareholders on the register on 13 May 2011. The ex-dividend date will be 11 May 2011.
Shareholders wishing for the conversion of dividend payments into sterling may do so by contacting Computershare Investor Services (Jersey) Limited (tel: +44 (0) 870 707 4040) or by completing a sterling election form (available on the company’s website www.randgoldresources.com) and posting it to the transfer secretaries to be received by 13 May 2011. The exchange rate for these payments in sterling will be set on 16 May 2011.
2010 ANNUAL REPORT AVAILABLE
Randgold has published its annual report for the year ended 31 December 2010 and filed this annual report on Form-20F with the SEC. Both reports are available on the company’s website at www.randgoldresources.com for viewing and/or downloading. For a hard copy or CD containing the report, contact Kathy du Plessis at email randgoldresources@dpapr.com or tel +44 20 7557 7738
REGISTERED OFFICE
3rd Floor, Unity Chambers, 28 Halkett Street, St Helier, Jersey, JE2 4WJ, Channel Islands
REGISTRARS
Computershare Investor Services (Jersey) Limited, Queensway House. Hilgrove Street, St Helier, Jersey JE1 1ES, Channel Islands
TRANSFER AGENTS
Computershare Services PLC, PO Box 663, 7th Floor, Jupiter House, Triton Court, 14 Finsbury Square,
London EC2A 1BR
INVESTOR AND MEDIA RELATIONS
For further information contact Kathy du Plessis on telephone: +44 20 7557 7738, e-mail:
randgoldresources@dpapr.com
www.randgoldresources.com
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934, and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realisation of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as ‘will’, ‘plans’, ‘expects’ or ‘does not expect’, ‘is expected’, ‘budget’, ‘scheduled’, ‘estimates’,

‘forecasts’, ‘intends’, ‘anticipates’ or ‘does not anticipate’, or ‘believes’, or variations of such words and phrases or state that certain actions, events or results ‘may’, ‘could’, ‘would’, ‘might’ or ‘will be taken’, ‘occur’ or ‘be achieved’. Assumptions upon which such forward-looking statements are based are in turn based on factors and events that are not within the control of Randgold and there is no assurance they will prove to be correct. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Randgold to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of Randgold and Moto, risks related to mining operations, including political risks and instability and risks related to international operations, actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in the section entitled ‘Risk Factors’ in Randgold’s annual report on Form 20-F for the year ended 31 December 2010 which was filed with the US Securities and Exchange Commission (the ‘SEC’) on 31 March 2011. Although Randgold has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Randgold does not undertake to update any forward-looking statements herein, except in accordance with applicable securities laws. CAUTIONARY NOTE TO US INVESTORS: the SEC permits companies, in their filings with the SEC, to disclose only proven and probable ore reserves. We use certain terms in this release, such as ‘resources’, that the SEC does not recognise and strictly prohibits us from including in our filings with the SEC. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as ‘proven and probable reserves’ for the purposes of the SEC’s Industry Guide number 7.